UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2019

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

           Buenos Aires, January 31, 2019

GAL Note No. 28/19

Messrs.

COMISIÓN NACIONAL DE VALORES

Argentine Securities and Exchange Commission

25 de Mayo 175

Issuers´ Sub-Management Office

Messrs.

MERCADO DE VALORES DE BUENOS AIRES

(Buenos Aires Securities Market)

Technical and Securities Management Office

Sarmiento 299

Ref:      Related Party Agreement

Dear Sirs,

In compliance with applicable laws and regulations, I hereby address you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR) (the “Company”) to inform you that the Company’s Board of Directors, in its meeting held yesterday afternoon, resolved, by the absolute majority of the votes cast by its members present, to approve the execution of a Construction Contract between EDENOR and Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (“SACDE”) for the removal and/or relocation of certain medium-voltage and low-voltage electric equipment owned by EDENOR and located on the intersection of Autopista Pte. Perón highway line –Camino del Buen Ayre extension and Route 7, which highway will be built by SACDE.

Being a contract between related parties, pursuant to sections 72 and 73 of the Capital Market Act, the Company’s Audit Committee, on the same date and within the required legal timeframe, rendered a favorable opinion on the execution of such contract, expressing that its terms may be considered appropriate under normal and customary market conditions. Shareholders are informed that the Audit Committee’s opinion is available for their consideration at the Company’s headquarters.

Yours faithfully,

Carlos D. Ariosa

Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Leandro Montero
Leandro Montero
Chief Financial Officer

Date: February 4, 2019